PALADIN POWER, INC.

AUDITED CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2024 AND 2023

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS



INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Paladin Power, Inc.
Carlsbad, California

Opinion

We have audited the accompanying consolidated financial statements of Paladin Power, Inc. (the "Company,"), which comprise the consolidated balance sheets as of December 31, 2024 and 2023, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2024 and 2023, and the results of its consolidated operations and its consolidated cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 1, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for period of twelve months from the date of issuance of these financial statements.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal controls. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these consolidated financial statements.



In performing an audit in accordance with GAAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.

• Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Prior Period Financial Statements

The financial statements of the Company as of and for the year ended December 31, 2023, were audited by other auditor whose report dated September 20, 2024, expressed an unmodified opinion on those statements.

SetApart Accountancy Corp.

May 30, 2025
Los Angeles, California

PALADIN POWER, INC
CONSOLIDATED BALANCE SHEETS
FOR YEARS ENDED TO DECEMBER 31, 2024 AND DECEMBER 31, 2023

	December 31,		
	2024		**2023**
ASSETS			
Current assets:			
Cash and cash equivalents	$ 32,441	$	45,150
Accounts receivable, net	932,600		133,515
Prepaid expenses	22,338		19,092
Prepaid executive bonuses	204,522		-
Inventory	378,212		581,891
Total current assets	1,570,113		779,648
Property and equipment, net	95,230		74,521
Intangibles, net	1,535,822		1,658,726
Right-of-use assets	179,502		291,763
Prepaid executive bonuses	-		204,522
Other assets	14,847		1,000
Total assets	$ 3,395,514	$	3,010,180
LIABILITIES AND STOCKHOLDERS' EQUITY			
Current liabilities:			
Accounts payable and accrued expenses	$ 524,666	$	315,589
Royalties payable	-		7,808
Deferred revenue	2,018,707		530,590
Lease liabilities, current portion	125,528		117,213
Total current liabilities	2,668,901		971,200
Lease liabilities, net of current portion	53,974		174,550
Total liabilities	$ 2,722,875	$	1,145,750
Stockholders' equity:			
Preferred Stock			
Series A Preferred Stock, $0.001 par value; 10,000,000 shares authorized and 0 shares issued and outstanding as of December 31, 2024 and December 31, 2023, respectively	-		-
Common stock, Class A, $0.001 par value; 70,000,000 shares authorized and 60,000,000 shares issued and outstanding as of December 31, 2024 and December 31, 2023, respectively	60,000		60,000
Common stock, Class B, $0.001 par value; 420,000,000 shares authorized and 45,619,892 and 42,830,329 shares issued and outstanding as of December 31, 2024 and December 31, 2023, respectively	45,620		42,830
Subscription receivable	(4,000)		(4,000)
Additional paid-in capital	12,401,501		9,916,492
Accumulated deficit	(11,830,482)		(8,150,892)
Total stockholders' equity	672,639		1,864,430
Total liabilities and stockholders' equity	$ 3,395,514	$	3,010,180

The accompanying footnotes are an integral part of these consolidated financial statements

| | Year Ended December 31, | | | |
	2024		2023	
Revenues	S	629,225	S	941,645
Cost of Goods Sold		762,364		586,787
Gross profit (loss)		(133,139)		354,858
Operating expenses:				
Advertising and marketing		131,054		508,997
Bad debt expense		-		21,065
General and administrative		333,728		328,905
Salaries and wages		2,317,971		3,190,461
Rent		110,872		162,082
Research and development		487,729		1,561,264
Professional fees		209,421		366,452
Depreciation and amortization		264,026		141,055
Total operating expenses		3,854,801		6,280,281
Loss from operations		(3,987,940)		(5,925,423)
Other income (expense):				
Other income		318,807		21,512
Interest expense		(10,457)		-
Loss on asset disposal		-		(7,569)
Total other income (expense)		308,350		13,943
Provision for income taxes		-		-
Net loss	S	(3,679,590)	S	(5,911,480)

The accompanying footnotes are an integral part of these consolidated financial statements

PALADIN POWER, INC
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR YEARS ENDED TO DECEMBER 31, 2024 AND DECEMBER 31, 2023

	Series A Preferred Stock		Common Stock - Class A		Common Stock - Class B		Stock Subscription Receivable	Additional Paid-In Capital	Accumulated Deficit	Total Shareholder's Equity
	Shares	Amount	Shares	Amount	Shares	Amount				
Balance as of December 31, 2022	10,000,000	$ 10,000	87,488,948	$ 87,489	-	$ -	$ (123,753)	$ 5,936,816	$ (2,239,412)	$ 3,671,140
Conversion of prefered stock to common stock	(10,000,000)	(10,000)	10,000,000	10,000	-	-	-	-	-	-
Shareholder stock exchange	-	-	(38,888,874)	(38,889)	38,888,874	38,889	-	-	-	-
Receipt of stock subscription receivable	-	-	-	-	-	-	119,753	-	-	119,753
Sale of Common Stock, net of costs	-	-	1,399,926	1,400	3,941,455	3,941	-	2,290,230	-	2,295,571
Vested options	-	-	-	-	-	-	-	1,689,446	-	1,689,446
Net loss	-	-	-	-	-	-	-	-	(5,911,480)	-5,911,480
Balance as of December 31, 2023	-	-	60,000,000	60,000	42,830,329	42,830	(4,000)	9,916,492	(8,150,892)	1,864,430
Sale of Common Stock, net of costs	-	-	-	-	2,789,563	2,790	-	930,583	-	933,373
Vested options	-	-	-	-	-	-	-	1,554,426	-	1,554,426
Net loss	-	-	-	-	-	-	-	-	(3,679,590)	(3,679,590)
Balance as of December 31, 2024	-	$ -	60,000,000	$ 60,000	45,619,892	$ 45,620	$ (4,000)	$ 12,401,501	$ (11,830,482)	$ 672,639

The accompanying footnotes are an integral part of these consolidated financial statements

	Year Ended December 31,	
	2024	**2023**
Cash flows from operating activities:		
Net loss	$ (3,679,590)	$ (5,911,480)
Adjustments to reconcile net income (loss) to net cash used in operating activities:		
Depreciation and amortization	143,995	141,055
Amortization of ROU Asset	112,261	-
Loss on asset disposal	-	7,569
Stock based compensation	1,554,426	1,689,446
Changes in operating assets and liabilities:		
Accounts receivable	-799,085	(133,515)
Prepaid expenses	-3,246	90,523
Vendor deposits	-	502,124
Inventory	203,679	(567,315)
Other receivables	-	119,892
Other assets	(13,847.00)	(1,000)
Accounts payable and accrued expenses	209,076	(11,503)
Right of use liability, net	-112,261	-
Royalties payable	(7,808.00)	7,808
Deferred revenue	1,488,118	405,770
Net cash used in operating activities	(904,282)	(3,660,626)
Cash flows from investing activities:		
Purchases of machinery and equipment	(41,800)	(7,038)
Purchase of software	-	(4,519)
Net cash used in investing activities	(41,800)	(11,557)
Cash flows from financing activities:		
Receipt of stock subscription receivable	-	119,753
Proceeds from issuance of shares	933,373	2,295,571
Net cash provided by (used in) financing activities	933,373	2,415,324
Net change in cash and cash equivalents	(12,709)	(1,256,859)
Cash and cash equivalents at beginning of period	45,150	1,302,009
Cash and cash equivalents at end of period	$ 32,441	$ 45,150
Supplemental disclosure of cash flow information:		
Cash paid for income taxes	$ -	$ -
Cash paid for interest	$ -	$ -

The accompanying footnotes are an integral part of these consolidated financial statements

NOTE 1 - ORGANISATION AND BASIS OF PRESENTATION

Paladin Power Inc. ("Company") was incorporated in the State of Nevada on April 21, 2022. The Company's principal activity is to produce and sell its battery backup power products. The Company intends to market and sell its battery backup power products through third-party installers who are licensed and qualified to install battery backup systems for residential and small commercial applications.

On June 26, 2023, the Company acquired 100% of the shares of Power Now Electric, Inc., which operates as a customer financing entity.

All significant intercompany accounts and transactions have been eliminated.

The Company is subject to risks common to early-stage and rapidly growing companies, including dependence on key personnel, the need to secure additional funding to operationalize the Company's current technology, and successfully marketing its products. The Company has experienced recurring losses and has an accumulated deficit as of December 31, 2024, and 2023, $11,830,482 and $8,150,892, respectively. During the years ended December 31, 2024 and 2023, the Company incurred losses of $3,679,570 and $5,911,480, respectively. These factors are integral to the Company's ability to continue as a going concern.

During the next twelve months, the Company intends to fund its operations with funding from additional capital raises and funds from revenue-producing activities. Management has evaluated these conditions and concluded that substantial doubt exists about the Company's ability to continue as a going concern, and no adjustments have been made to the financial statements. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates used in the preparation of the accompanying financial statements include the recording of depreciation and amortization and the collectable valuation of deferred tax assets.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations

in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be creditworthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits. The Company has not experienced any losses as a result of cash in excess of federally insured limits.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments and other short-term investments with a maturity date of three months or less, when purchased, to be cash equivalents.

Accounts Receivable

Accounts receivable are reported at the amount management expects to collect from outstanding balances. Differences between the amount due and the amount management expects to collect are reported in the results of operations of the year in which those differences are determined, with an offsetting entry to a valuation allowance for accounts receivable. As of December 31, 2024 and 2023, the allowance for doubtful accounts was $0 and $21,065, respectively. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable.

Prepaid Expenses

The Company capitalizes payments for future goods or services to be expensed over the course of their usefulness. Such assets are expected to be recognized in the next twelve months and thus included in current assets on the balance sheets.

Inventory

Inventories are stated at the lower of cost or market value. Cost is determined by the first-in, first-out method.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in the statement of operations.

Depreciation is provided using the straight-line method, based on the useful lives of the assets which is five years. Depreciation expense for the year ended December 31, 2024 and 2023 was $21,091 and $18,151, respectively.

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606, Revenue from Contracts with Customers (Topic 606). Revenue is recognized when a customer obtains control of promised goods or services. In addition, the standard requires

disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The amount of revenue that is recorded reflects the consideration that the company expects to receive in exchange for those goods or services.

The Company applies the following five-step model in order to determine this amount:

i.   Identification of the promised goods in the contract;
ii.   Determination of whether the promised goods are performance obligations, including whether they are distinct in the context of the contract;
iii.   Measurement of the transaction price, including the constraint of variable consideration;
iv.   Allocation of the transaction price of the performance obligations; and
v.   Recognition of revenue when (or as) the Company satisfies each performance obligation.

The Company only applies the five-step model to contracts when it is probable the entity will collect the consideration it is entitled to in exchange for the goods and services it transfers to the customer. Once a contract is determined to be within the scope of Topic 606 at contract inception, the Company reviews the contract to determine which performance obligations the Company must deliver and which of these performance obligations are distinct. The Company recognizes as revenues the amount of the transaction price that is allocated to the respective performance obligation when the performance obligation is satisfied or as it is satisfied. The Company primarily produces and sells its battery backup power products to its customers. The Company's performance obligation is satisfied when the goods have been delivered, which is at a point in time.

Deferred revenue relates to product sales paid, partially or in full, prior to delivery to customers. Deferred revenues are expected to be earned within the next 12 months and, therefore, recorded as a current liability on the accompanying balance sheet.

Intangible Assets

Intangible Assets consist of intellectual property purchased by the Company (see Note 4).

Long-lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the book value of the asset may not be recoverable. The Company periodically evaluates whether events and circumstances have occurred that indicate possible impairment. When impairment indicators exist, the Company uses market quotes, if available, or an estimate of the future undiscounted net cash flows of the related asset or asset group over the remaining life in measuring whether or not the asset values are recoverable. The Company did not recognize impairment on its long-lived assets during the year ended December 31, 2024. Identified intangible assets are reviewed for impairment at least annually, or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

Research and Development Costs

Research and development costs are charged to expense when incurred as alternative future uses are not considered.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Advertising

The Company expenses advertising costs as they are incurred.

Stock-Based Compensation

The Company accounts for stock options issued to employees under ASC 718, Stock Compensation. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505, Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore, management is required to estimate the fair value to be utilized in determining the stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates.

Compensated Absences

The Company's policy is to recognize costs for sick time and personal time off when paid. As of December 31, 2024, and 2023, no accrual has been deemed necessary to expense related costs in the accompanying financial statements.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss, capital loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company recognizes the effect of income tax positions only if those positions are more likely than not to be sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely to be realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company records interest and penalties related to unrecognized tax benefits as a component of general and administrative expenses. Our federal tax return and any state tax returns are not currently under examination. The Company has adopted ASC 740, Accounting for Income Taxes, which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually from differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income.

Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Fair Value Measurement

US GAAP defines fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

● Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

● Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

● Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

There were no assets or liabilities requiring fair value measurement as of December 31, 2024 and 2023.

NOTE 3 – EXECUTIVE BONUSES

During 2022, the Company advanced funds to its CEO as an executive bonus totaling $204,522. The funds are approved as a prepaid bonus that shall fully vest on September 30, 2025.

As of December 31, 2023, the full balance of $204,522 was classified as a non-current asset on the accompanying balance sheet, as the vesting date extended beyond one year.

As of December 31, 2024, the balance was classified as a current asset, as the bonus is expected to vest within one year from the balance sheet date.

NOTE 4 – INTANGIBLE ASSETS

On April 21, 2022, the Company's CEO and majority controlling shareholder assigned patent applications owned by him in exchange for 50,000,000 common shares valued at par value of $0.001 per share. The intangible asset of $50,000 was recorded with a useful life of 15 years.

On June 20, 2022, the Company purchased intellectual property rights which included a patent application and some salvaged inventory from an unrelated party. The purchase price was 4,000,000 common shares valued at $0.25 per share. The intangible asset of $1,000,000 was recorded with a useful life of 15 years. The salvaged inventory was given no value and was primarily acquired to preserve the ability to destroy components that may contain intellectual property. If any salvaged inventory is utilized the value is also considered zero due to the transportation and testing costs required would equal or exceed the value. In addition to the common shares, the Company will pay a self-terminating royalty in the amount of $122 for each of the first 6,000 inverters sold utilizing the intellectual property purchased. During 2023, 64 inverters were sold resulting in $7,080 of royalty expense included in general and administrative expenses on the statement of operations.

On September 5, 2022, the Company purchased intellectual property held by Paladin Power Inc., a California corporation, for $780,000. The intellectual property consisted of the trademark "StacBatt" At the time of the purchase, Paladin Power Inc. (California) was a company majority owned by the Company's CEO. The trademark purchase was the only transaction between the entities and no other agreements exist. The Company considers the IP purchase to be a related-party transaction. The intangible asset was recorded with a useful life of 15 years.

On July 26, 2023, the Company purchased software totaling $4,519. The software has an estimated useful life of 5 years.

The Company's management regularly reviews the carrying value of these assets for impairment and decline in value. Management believes that no impairment exists with respect to these assets as of December 31, 2024 and 2023.

Amortization expense for the year ended December 31, 2024 and 2023, was $122,904. Future annual amortization expense is as follows:

Years Ending December 31,

2025	$	122,904
2026		122,904
2027		122,904
2028		122,904
2029		122,904
Thereafter		921,302
Total future amortization	$	1,535,822

NOTE 5 – EQUITY

Share Authorization

On March 21, 2023 the Company amended the total number of shares of all classes of stock which the Corporation shall have authority to issue consisting of (i) 490,000,000 shares of Common Stock, $0.001 par value per share, of which, 70,000,000 shares shall be designated "Class A Common Stock," $0.001 par value per share, and 420,000,000 shares shall be designated as "Class B Common Stock," $0.001 par value per share; and (ii) 10,000,000 shares of Preferred Stock, $0.001 par value per share.

Stock Conversion

On March 17, 2023, the Company entered into an exchange agreement with a stockholder. The Company and Stockholder desired to cancel the Stockholder's 10,000,000 shares of Class A Preferred Stock and 50,000,000 shares of Common Stock, in exchange for the issuance to the Stockholder of 60,000,000 shares of Class A Common Stock upon the filing of an amendment to the Articles of Incorporation of the Company creating a dual structure of the Company's stock consisting of Class A Common Stock and Class B Common Stock.

Common Stock

Class A Common Stock. During 2023 the Company issued 1,399,926 shares of Class A Common Stock at the conclusion of its 2022 stock offering. In April 2023 38,888,874 shares of Class A Common Stock were exchanged for 38,888,874 shares of Class B Common stock, leaving 60,000,000 shares of Class A Common Stock issued and outstanding. As of December 31, 2024 and 2023, the Company had 60,000,000 shares of Class A Common Stock issued and outstanding.

Class B Common Stock

In addition to the aforementioned exchange of common stock, during 2023, the Company offered its class B Common Stock for sale. In 2023 the Company sold 3,941,455 shares of Class B Common Stock for net proceeds of $2,295,572.

During the year ended December 31, 2024, the Company issued 2,789,563 shares of Class B Common Stock for net proceeds of $933,373. As of December 31, 2024 the Company had 45,619,892 shares of Class B Common Stock issued and outstanding.

Voting

Class A Common Stock shall be entitled to ten votes for each share held on all voting matters. Class B Common Stock shall be entitled to one vote for each share held on all voting matters.

NOTE 6 – STOCK-BASED COMPENSATION

On October 31, 2022, the Company established an Equity Incentive Plan (EIP) that will allow the Company to grant, from time to time, equity incentives in the form of options, stock, restricted stock and other forms of compensation to employees, managers, and consultants of the Company. The Company's Board of Directors approved up to 16,000,000 shares to be granted under the EIP.

Forfeitures of stock options are recognized when occurred. New shares are issued upon option exercises.

The following is an analysis of options to purchase shares of the Company's stock issued and outstanding as of December 31, 2024:

	Options	Weighted Average Exercise Price	
Options outstanding, beginning of the year	8,430,000	$	0.31
Granted	330,000	$	0.60
Exercised	-		-
Expired	-		-
Options outstanding, end of year	8,760,000	$	0.32

These options expire 10 years after the grant date. The shares vest ratably over a period between 24 to 36 months. The shares will be issued when exercised from a pool of reserved shares.

Non vested options	Total Options	Weighted Average Calculated Value	
Toal non vested options outstanding, beginning of the year	5,003,750	$	0.31
Granted	330,000	$	0.48
Vested	(2,625,625)	$	0.32
Forfeited	-		-
Total non vested options outstanding, end of year	2,708,125	$	0.32

The total calculated value of stock options granted as of December 31, 2023, was $4,978,424, of which $1,689,446 was included in stock option compensation expense for the year then ended. The stock option compensation expense is recognized ratably over the period as the stock option vests.

During the year ended December 31, 2024, the Company granted an additional 330,000 stock options with a total estimated fair value of $159,310. For the year ended December 31, 2024, the Company recognized $1,554,426 in stock-based compensation expense. As of December 31, 2024, total unrecognized stock-based compensation related to unvested stock options was $1,557,695, which is expected to be recognized over the remaining weighted average vesting period of 1 year.

NOTE 7 – LEASE COMMITMENT

Leases with an initial term of 12 months or less are not recorded in the consolidated balance sheets and we recognize lease expense consists of amortization of the ROU asset and interest expense on the lease liability.

In February 2023 the Company signed a new lease agreement for office space. The lease has a term of 39 months. For the year ended December 31, 2024, the Company recognized $112,261 in amortization of ROU assets and $10,457 in interest on lease liabilities.

Future payment obligations with respect to the Company's lease, which were existing at December 31, 2024, by year and in the aggregate, are as follows:

December 31, 2024		
2025	$	130,488
2026		54,370
Total future payments	$	184,858
Less: Interest		5,356
Present value of lease liabilities	$	179,502
Months remaining on lease agreement		17
Interest rate used		4.55%

NOTE 8 – INCOME TAXES

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carry forwards and deferred tax liabilities are recognized for taxable

temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

The cumulative tax effect at the expected rate of 21 % of significant items comprising the net deferred tax amount is as follows:

Net Operating loss and tax credit carryforward	$	2,285,867
Less : Valuation allowance	$	(2,285,867)
Deferred tax assets, net	$	-

ASC 740 provides guidance on the accounting for uncertainty in income taxes recognized in a company's financial statements. ASC 740 requires a company to determine whether it is more likely than not that a tax position will be sustained upon examination based on the technical merits of the position. If the more-likely-than- not threshold is met, a company must measure the tax position to determine the amount to recognize in the financial statements.

The Company includes interest and penalties arising from the underpayment of income taxes in the consolidated statements of operations in the provision for income taxes. As of December 31, 2024, the Company had no accrued interest or penalties related to uncertain tax positions.

NOTE 9 - RELATED PARTY TRANSACTIONS

The majority shareholder/CEO received advance bonuses totaling $204,522 (see Note 3 for additional information).

In November 2022 the majority shareholder/CEO was awarded 6,000,000 options with an exercise price of $0.25/share. The options vest equally over 12 quarters. During 2023, 2,000,000 options vested, resulting in a total of 2,500,000 vested as of December 31, 2023.

During the year ended December 31, 2024, an additional 2,000,000 options vested, bringing the total number of vested options to 4,500,000 as of December 31, 2024.

CEO Demand Note

In March 2023 the Company entered into a promissory note with its CEO and majority shareholder. The note has a principal sum equal to the lesser of Five Million Dollars ($5,000,000) or the aggregate amount of all personal guarantees made by the CEO for the benefit of the Company that the CEO is required to pay under the existing personal guarantees, and all future guarantees. As of the date of management's evaluation below, no funds have been advanced from the CEO to the Company.

NOTE 10 - COMMITMENTS AND CONTINGENCIES

The Company is subject to various pending and threatened legal actions primarily related to supply chain issues, triggering demands for refunds. The Company has consulted with its legal counsel regarding the nature and status of these matters, include the following :

Case	Amount	Status
Harvey	$99,000	Litigation threatened; settlement agreed (refund)
Absolute Turn Key	$18,000	Collection matter; payment plan agreed
Bergeron	$20,000	Litigation settled (refund)
Up2UTech	$32,840	Litigation; settlement agreed
CDMG	$69,000	Litigation threatened; Company will respond if served
The Engineering Shop	$43,547	Litigation pending; Company intends to dispute
Paul Toglago	$29,000	Potential litigation; refund demand
SiSaiGo Properties	$52,800	Potential litigation; refund demand
Steve Gilbard	$39,000	Potential litigation; refund demand
Jeff Horwitz	$33,000	Potential litigation; refund demand

The total potential exposure associated with these matters is approximately $436,187. Most of the matters are civil in nature.

The Company evaluates contingencies in accordance with ASC 450, Contingencies, and accrues for losses when it is both probable that liability has been incurred and the amount is reasonably estimable. Where a loss is not probable but is reasonably possible, or the amount cannot be reasonably estimated, the Company provides disclosure without accrual. The Company believes that the resolution of these matters will not have a material adverse effect on the financial condition of the Company. However, the ultimate outcome of these matters is inherently uncertain.

During the year ended December 31, 2024, the Company recorded an accrual of $169,840 related to settled or agreed-upon claims (Harvey, Absolute Turn Key, Bergeron, and Up2UTech). This amount was recognized in the income statement under General and Administrative expenses.

NOTE 11 - SUBSEQUENT EVENTS

Management's Evaluation

The Company has evaluated subsequent events for recognition and disclosure through May 30, 2025, which is the date the financial statements were available to be issued. No events have occurred that require disclosure or adjustment to the financial statements.